UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

VECTOR GROUP LTD.

(Name of Subject Company)

VECTOR GROUP LTD.

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

92240M108

(CUSIP Number of Class of Securities)

Marc N. Bell

Senior Vice President, General Counsel and Secretary

Vector Group Ltd.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Alison S. Ressler

Alan J. Fishman

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Vector Group Ltd., a Delaware corporation (“Vector,” the “Company” or, after the closing of the Transactions, the “Surviving Corporation”), with the Securities and Exchange Commission (the “SEC”) on September 4, 2024 (the “Schedule14D-9”), relating to the tender offer by Vapor Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of JTI (US) Holding Inc., a Delaware corporation (“Parent”), which in turn is an Affiliate of JT International Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized and existing under the law of the Netherlands and an Affiliate of Parent (“JTI”), to purchase all of the outstanding shares of Vector’s common stock, par value $0.10 per share (each such share, a “Share” and, collectively, the “Shares”) in exchange for $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended, supplemented or otherwise modified from time to time, the “Notice of Guaranteed Delivery”) (which three documents, together with other related materials, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

The subsection of Item 2 of the Schedule 14D-9 entitled “Tender Offer” is hereby amended as follows:

Beginning on page 2, the second full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 4, 2024. The Offer was initially scheduled to expire at one minute after 11:59 p.m. New York time, on October 1, 2024. On September 16, 2024, Parent voluntarily withdrew its Premerger Notification and Report Form under the HSR Act pursuant to 16 C.F.R. 803.12, and refiled its Premerger Notification and Report Form on September 18, 2024. Following such refiling, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York time, on October 3, 2024. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer ~~is~~ was extended and is now scheduled to expire at one minute after 11:59 p.m., New York time, on ~~October 1, 2024~~ October 4, 2024 (the date and time at which the Offer expires by its terms, as it may be extended in accordance with the Merger Agreement, the “Expiration Time”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) (as more fully described in Section 15—“Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) and provided that the Offer has not been terminated, Parent has agreed pursuant to the Merger Agreement to cause Merger Sub to, upon the terms and subject to the conditions of the Offer, accept and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer.

Beginning on page 14, the third full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, has agreed to file (i) with the FTC and the Antitrust Division of the DOJ a notification and report form relating to the Merger Agreement and the Transactions (the “HSR Filings”) as required by the HSR Act, as soon as practicable (but in no event later than ten business days ) after the date of the Merger Agreement (unless a later date is mutually agreed between the parties) and (ii) any other submission required pursuant to the Foreign Antitrust Law as soon as reasonably practicable (but in no event later than ten business days) after the date of the Merger Agreement

(collectively with the HSR Filings, the “Company Approvals”). Parent and the Company made (i) the HSR Filing on August 30, 2024 and (ii) the filing under Foreign Antitrust Law on August 27, 2024. On September 16, 2024, Parent voluntarily withdrew the August 30, 2024 HSR Filing to provide the FTC with additional time for review, and refiled its HSR Notification Form on September 18, 2024. On September 18, 2024, JTI received the consent of the government of the Republic of Serbia under the Foreign Antitrust Law to consummate the Transactions.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The subsection of Item 3 of the Schedule 14D-9 entitled “Arrangements between the Company and Parent—Merger Agreement” is hereby amended as follows:

Beginning on page 3, the seventh full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

The Offer. The Merger Agreement provides that Merger Sub will commence the Offer as promptly as practicable (but in no event more than ten business days) after the date of the Merger Agreement and that, on the terms and subject to the conditions set forth in the Merger Agreement and the Offer, Merger Sub will, at or as promptly as practicable following the Expiration Time (but in any event within one business day thereafter), irrevocably accept for payment, and, at or as promptly as practicable following acceptance for payment (but in any event within two business days thereafter), pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Unless the Offer is extended pursuant to and in accordance with the Merger Agreement, the Offer will expire at one minute after 11:59 p.m., New York time, on ~~October 1, 2024~~ October 4, 2024, which is the ~~20th~~ 23rd business day after the date the Offer was commenced. In the event that the Offer is further extended pursuant to and in accordance with the Merger Agreement, then the Offer will expire on the date and at the time to which the Offer has been so extended.

Item 4. The Solicitation or Recommendation.

The subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Offer and the Merger” is hereby amended as follows:

Beginning on page 34, the fifth full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

On May 22, 2024, JTI delivered a non-binding proposal letter (the “May 22 Proposal”) to the Company Board, pursuant to which JTI would acquire 100% of the outstanding fully diluted Shares for $12.50 per share in cash. This per share price did not include the value of the NV Business, which JTI valued separately at $0.60 per share. The proposal contemplated that the NV Business would be separated into a liquidating trust structure, the interests in which would be distributed to stockholders prior to the consummation of the transactions, as had been previously discussed by the parties. The May 22 Proposal also contemplated that Mr. Lorber and Dr. Phillip Frost (who beneficially owns approximately 14.7 million Shares based on the Schedule 13D filed with the SEC on December 10, 2019, which represents approximately 9.4% of the Shares) would each enter into a tender and support agreement with Parent and Merger Sub (each, a “Tender and Support Agreement”) in connection with the Transactions. Following review and discussion of the May 22 Proposal, Messrs. Bernstein and Lorber concluded that they would not be in a position to recommend that the Company transact at the price proposed in the May 22 Proposal and that the other members of the Company Board would not proceed with a transaction that they did not support.

Beginning on page 35, the fifth full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

On June 24, 2024, representatives of Sullivan & Cromwell delivered an initial draft Merger Agreement to representatives of Freshfields. The Merger Agreement provided for, among other things, (i) the structure of the transaction as a cash tender offer followed immediately by a short-form merger pursuant to Section 251(h) of the

DGCL, (ii) accelerated vesting of outstanding equity awards, (iii) limited closing conditions, (iv) the obligation of Parent to take any and all necessary lawful action in connection with obtaining any required regulatory approvals, including any divestitures or litigation necessary in order to obtain antitrust clearances, (v) the Company’s ability to provide information to a party making an unsolicited, bona fide acquisition proposal, and engage in discussions or negotiations with such a party if their acquisition proposal constitutes or could reasonably be expected to lead to a superior proposal, (vi) the Company’s ability to terminate the Merger Agreement to accept a superior proposal, subject to certain procedural requirements, and (vii) a to-be-determined termination fee payable to Parent in certain circumstances, including the Company’s termination of the Merger Agreement to accept a superior proposal. The draft also provided that only Mr. Lorber would be required to sign a Tender and Support Agreement.

Beginning on page 36, the fifth full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

Also on July 15, 2024, representatives of Freshfields delivered a revised draft of the Merger Agreement to representatives of Sullivan & Cromwell which, among other things, (a) removed the requirement for Parent to take all actions necessary to obtain any approvals required under applicable antitrust laws, unless all such actions, taken together, would be immaterial to Parent, or the Company and their respective subsidiaries, take as a whole, (b) proposed a reverse termination fee in an amount equal to 4% of the Company’s fully diluted equity value which would be payable by Parent in the event that the Merger Agreement is terminated by either Parent or the Company if (i) the Acceptance Time shall not have occurred by the end of the Termination Date, (ii) the Expiration Time shall have occurred without acceptance for payment by Merger Sub of the Shares tendered in the Offer or (iii) a governmental authority of competent jurisdiction has prohibited the consummation of the Transactions and, at the time of any such termination, (w) the parties have not obtained the approvals required under applicable antitrust laws, (x) a governmental authority of competent jurisdiction has prohibited the consummation of the Transactions under applicable antitrust law, or (y) a governmental authority of competent jurisdiction has instigated legal proceedings seeking to prohibit the Transactions under applicable antitrust law, while (z) all other conditions to the Offer shall have been satisfied (or are capable of being satisfied if they are to be satisfied at the Expiration Time); (c) proposed a termination fee in an amount equal to 4% of the Company’s fully diluted equity value that would be payable to Parent in the event that (i) the Company terminates the Merger Agreement to concurrently enter into an alternative agreement with respect to a superior proposal, (ii) Parent terminates the Merger Agreement following a change of recommendation by the Company Board or a failure of the Company Board to reaffirm its recommendation in favor of the Transactions following receipt of an alternative acquisition proposal within ten business days of receipt of a written request by Parent to provide such reaffirmation, (iii) Parent terminates the Merger Agreement for the Company’s breach in any material respect of its obligations with respect to not soliciting acquisition proposals from third parties, or (iv)(A) either party terminates the Merger Agreement following the Termination Date, (B) the Minimum Condition has not been satisfied at the time of such termination, (C) a third party has made a bona fide acquisition proposal that shall have been publicly announced or disclosed and not publicly withdrawn without qualification at least five business days prior to such termination, and (D) the Company and any third party have entered into a definitive agreement with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal previously announced or disclosed) within 12 months following termination of the Merger Agreement; (d) added certain representations by the Company with respect to the NV Business; and (e) included detailed financing cooperation provisions requiring the Company to use its reasonable best efforts to assist Parent to the extent necessary in connection with any financing related to the acquisition or in the ordinary course of JTI’s business. The draft also provided that both Mr. Lorber and Dr. Frost would each be required to sign a Tender and Support Agreement.

Beginning on page 37, the third full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

On July 23, 2024, representatives of Sullivan & Cromwell delivered a revised draft of the Merger Agreement to representatives of Freshfields. This draft, among other things, (a) reverted to the prior antitrust standard, pursuant to which Parent would be obligated to take any and all necessary action in connection with obtaining the required regulatory approvals, (b) removed the reverse termination fee structure entirely, (c) proposed a termination fee equal to 2.5% of the Company’s fully diluted equity value, (d) qualified the representations made by the Company regarding the NV Business, and ring-fenced such representations so that they would be made with respect to the NV Business only and (e) limited financing cooperation provisions and required Parent to obtain a bridge facility or debt financing prior to closing. The draft also provided that only Mr. Lorber would sign a Tender and Support Agreement.

Beginning on page 37, the sixth full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

On July 31, 2024, representatives of Freshfields delivered to Mr. Lorber and representatives of Sullivan & Cromwell a third non-binding proposal letter to the Company Board (the “July 31 Proposal”), increasing the price per share to $15.00, which JTI communicated to the Company was their best and final offer. In addition, representatives of Freshfields delivered to representatives of Sullivan & Cromwell a revised draft of the Merger Agreement. This draft, among other things, (a) reverted to their prior antitrust standard, pursuant to which Parent would not be obligated to take any action necessary to obtain any approvals required under applicable antitrust laws, unless all such actions, taken together, would be immaterial to Parent, or the Company and their respective subsidiaries, taken as a whole; (b) reinserted the reverse termination fee in an amount equal to 4.5% of the Company’s fully diluted equity value; (c) revised the termination fee payable by the Company to Parent to be equal to 3.5% of the Company’s fully diluted equity value; and (d) expanded the representations made by the Company with respect to the NV Business to cover, among other things, applicable financial statements, employee matters and intellectual property matters. The draft also provided that both Mr. Lorber and Dr. Frost would each be required to sign a Tender and Support Agreement. Around the same time, representatives of JPM similarly communicated to representatives of Jefferies that the July 31 Proposal represented JTI’s best and final offer for the Company, and reflected extensive internal review and deliberation at the JT Group board level.

Beginning on page 38, the third full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

Also on August 6, 2024, representatives of Sullivan & Cromwell delivered a revised draft of the Merger Agreement to representatives of Freshfields. This draft, among other things, (a) revised the antitrust efforts standard to require Parent to take any and all necessary action in connection with obtaining the required regulatory approvals, except where such action would have an effect that would, individually or in the aggregate, reasonably be expected to be materially adverse to the financial condition, assets, liabilities, business operations or results of operations of the Company and its subsidiaries, taken as a whole, or Parent and its affiliates, taken as a whole; (b) noted that, if Parent agreed to the proposed antitrust standard, the reverse termination fee would be equal to 6% of the Company’s fully diluted equity value, but if Parent reinserted the immateriality standard found in the July 31 draft of the Merger Agreement, the reverse termination fee would be equal to 10% of the Company’s fully diluted equity value; (c) revised the termination fee payable by the Company to Parent to be equal to 2.75% of the Company’s fully diluted equity value; (d) removed the additional representations made regarding the NV Business added in the July 31 draft of the Merger Agreement and (e) conditioned approval of financing-related representations and covenants upon review of the guarantee to be provided by the Guarantor. The draft also provided that only Mr. Lorber would sign a Tender and Support Agreement.

Beginning on page 39, the first and second full paragraphs are amended and restated as follows (new language underlined; deleted language struck through):

On August 12, representatives of Freshfields delivered a revised draft of the Merger Agreement to representatives of Sullivan & Cromwell. This draft, among other things, (a) reinserted the immateriality standard found in the July 31 draft, (b) revised the reverse termination fee payable by Parent to the Company to be equal to 5% of the Company’s fully diluted equity value, (c) revised the termination fee payable by the Company to Parent to be equal to 3.5% of the Company’s fully diluted equity value, (d) reinserted a more limited set of expanded representations regarding the NV Business relative to those included in the July 31 draft Merger

Agreement and (e) reinserted certain customary provisions to protect financing sources from litigation and liability. The draft also accepted the Company’s position that only Mr. Lorber would sign a Tender and Support Agreement.

On August 13, 2024, representatives of Freshfields delivered to representatives of Sullivan & Cromwell a draft of the Guarantee to be entered into by the Guarantor in favor of the Company. The draft, among other things, required the Guarantor to guarantee the performance of all obligations and agreements (including any payment obligations) of Parent and Merger Sub and to cause Parent and Merger Sub to perform all of their respective obligations and agreements (including any payment obligations) under the Merger Agreement. Also on August 13, 2024, representatives of Freshfields delivered an initial draft of the Tender and Support Agreement ~~tender and support agreement (the “Tender and~~ Support Agreement~~”)~~ to representatives of Sullivan & Cromwell. This draft of the Tender and Support Agreement required Mr. Lorber to commit to tender his Shares into the Offer and contained certain other customary provisions.

Item 8. Additional Information.

The subsection of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals—Antitrust Compliance” is hereby amended as follows:

On page 56, the first and second full paragraphs are amended and restated as follows (new language underlined; deleted language struck through):

Compliance with the HSR Act. Under the HSR Act (including the rules and regulations that have been promulgated thereunder), certain transactions, including Merger Sub’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material (the “HSR Notification Form”) has been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and expiration or termination of the waiting period under the HSR Act. Parent and the Company filed their respective HSR Notification Forms with the FTC and the Antitrust Division on August 30, 2024. On September 16, 2024, Parent voluntarily withdrew the August 30, 2024 filing to provide the FTC with additional time for review, and refiled its HSR Notification Form on September 18, 2024.

Following the refiling of the HSR Notification Form, ~~U~~under the HSR Act, Merger Sub’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on ~~September 16, 2024~~ October 3, 2024. During the initial waiting period the FTC and the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information or Documentary Material (a “Second Request”) to the parties. The agencies have, however, temporarily suspended granting early termination during the initial waiting period. ~~Alternatively, to provide the FTC or the Antitrust Division with additional time to review the proposed acquisition, Parent, with the consent of the Company, may withdraw its HSR Notification Form prior to the expiration of the waiting period and refile, starting a new 15-day waiting period.~~ If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer will be extended to 11:59 PM, Eastern time, on the 10th day after Merger Sub’s certification of substantial compliance with its Second Request. If the HSR Act waiting period expires or is terminated, completion of the Merger will not require an additional filing under the HSR Act so long as Parent owns 50% or more of the outstanding Shares within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

On September 18, 2024, Japan Tobacco Inc. issued a press release announcing the extension of the Offer in connection with the withdrawal and refiling of Parent’s HSR Notification Form under the HSR Act. A copy of the press release is attached as Exhibit (a)(5)(E) to the Schedule TO and incorporated by reference herein.

On page 56, the fifth full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

Compliance with Foreign Antitrust Law. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, has agreed to file any other submission required pursuant to the Foreign Antitrust

Law as soon as reasonably practicable (but in no event later than ten business days) after the date of the Merger Agreement. JTI made such filing on August 27, 2024. On September 18, 2024, JTI received the consent of the government of the Republic of Serbia under the Foreign Antitrust Law to consummate the Transactions.

The subsection of Item 8 of the Schedule 14D-9 entitled “Legal Proceedings” is hereby amended as follows:

On page 56, the paragraph immediately below the heading “Legal Proceedings” is deleted and replaced as follows:

Between September 12, 2024 and September 13, 2024, two complaints were filed in (a) the Supreme Court of the State of New York, County of New York (Scott v. Vector Group Ltd., et al., Case No. 654791/2024, filed September 13, 2024 (Sup. Ct. N.Y. Cnty.)) and (b) the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, (Palmer v. Vector Group Ltd., et al., Case No. 2024-017392-CA-01, filed September 11, 2024 (Fla. Cir. Ct.)) (collectively, the “Complaints”). The Complaints name as defendants the Company and each member of the Board. The Complaints allege that the defendants violated certain federal and state laws, including Delaware law and New York common law, for purported negligence, breach of fiduciary duties, aiding and abetting the breach of fiduciary duties, failure to disclose and negligent misrepresentation and concealment, by omitting and/or misrepresenting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on September 4, 2024. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger until the Company corrects the alleged deficiencies in the Schedule 14D-9, (ii) rescission of the Merger Agreement or rescissory damages, (iii) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees and expenses, and (iv) other relief as the courts deem just and proper. The defendants believe that the claims asserted in the Complaints are without merit.

The Company also received a number of demand letters from purported stockholders of Vector (the “Demand Letters”) alleging that the Schedule 14D-9 filed by the Company on September 4, 2024 contained disclosure deficiencies and/or incomplete information in connection with the transaction.

If additional similar complaints are filed or additional demands are received, absent new or different allegations that are material, the Company, Parent and/or Merger Sub will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty. Additional lawsuits arising out of or relating to the Offer may be filed in the future.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Press Release issued by Parent on September 18, 2024 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTOR GROUP LTD.

Date: September 18, 2024	By:	/s/ J. Bryant Kirkland III
		Name:	J. Bryant Kirkland III
		Title:	Senior Vice President, Treasurer and Chief Financial Officer